IBHAS TECHNOLOGIES INC.
3061 WEST 15TH AVENUE
VANCOUVER A1 V6K 3A5
6046911754

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 30, 2005, by IBHAS TECHNOLOGIES INC. (the "Company") to the holders of record of shares of its common stock, $0.001 par value per share as of the close of business on June 29, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of one new member to the Company’s Board of Directors, in connection with the recent acquisition of approximately 76.6% of the outstanding shares of common stock of the Company by an investment group (the "Group").

On June 29, 2005, the Group completed the acquisition of an aggregate of 2,100,000 shares of the outstanding common stock of the Company from Benjamin West, Mohanad Shurrab and Abdellatif Anabtawi (each a "Seller" or collectively the "Sellers") which shares constitute approximately 76.6% of the issued and outstanding shares of capital stock of the Company on a fully diluted basis (the “Acquisition”). The Acquisition was completed pursuant to the terms of a Stock Purchase Agreement dated June 29, 2005, by and between the Group and the Sellers. The purchase price paid by the Group to the Sellers for the 2,100,000 shares common stock was $150,000, which was paid in cash by the Group as described in the Stock Purchase Agreement.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

CERTAIN INFORMATION REGARDING THE COMPANY

Changes in the Company’s Board of Directors Following the Acquisition - At the closing of the Acquisition on June 29, 2005, Mohanad Shurrab submitted his resignation from the Company’s Board of Directors effective immediately and Jacob Eluz was appointed a Director effective immediately and the Company plans to appoint Jack Hornstein as a Director shortly after the date of this filing. At that time, Ben West will resign from the Board.

Executive Officers of the Company Appointed Following the Acquisition - At closing of the Acquisition, the Board appointed the following executive officer of the Company:

Name	Position
Jacob Eluz	Chief Executive Officer, President, Secretary and Treasurer

Description of Capital Stock

The Company’s authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share. As of June 29, 2005, the Company had 2,740,000 shares of common stock issued and outstanding. The following description of the Company’s capital stock is a summary of the material provisions of the capital stock. For more complete information, you should read the Company’s Certificate of Incorporation.

  Holders of the Company’s common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of the Company’s common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of the Company’s common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the Company’s Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of the Company, the holders of the Company’s common stock are entitled to receive ratably, the Company’s net assets available after the payment of all liabilities.

Holders of the Company’s common stock have no preemptive, subscription, redemption or conversion the Group, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of the Company’s common stock are validly issued, duly authorized, fully paid and nonassessable.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of June 29, 2005 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group.

Name	Number of shares	Percent (%)
Fredy Ornath Beit Zuri St. Tel Aviv, Israel	1,601,665	58.45%
The S.Z Management Corporation P.O.B 556 Main Street Charlestown, Nevis West Indies	170,000	6.2%
Jacob Eluz Zeev Sherf Street 97842 Jerusalem Israel	-0-	0%
Jack Hornstein 117 Waterloo, Toronto, Ontario, M3H 3Y6, Canada	-0-	0%
Abdellatif Anabtawi 8-47 Tisbury Road Hove, United Kingdom Bn# 3BL	-0-	0%
Ben West 3061 West 15th Avenue Vancouver, British Columbia Canada, V6K 3A5	-0-	0%
All officers, directors and directors nominees as a group (4 persons)	-0-	0%

No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

Management of the Company Subsequent to the Acquisition

The following are the names and certain information regarding the Company’s Directors, Director Nominees and Executive Officers following the Acquisition. The Company plans to appoint the Director Nominees to the Company’s Board of Directors approximately ten days after the date the Company transmits to all holders of record of the Company’s common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. There are no family relationships among any of the Company’s Directors, Director Nominees and Executive Officers.

Name	Age	Position
Jacob Eluz	47	Chief Executive Officer, President, Secretary, Treasurer and Director
Jack Hornstein	59	Director Nominee
Abdallatif Anabtawi	33	Director
Ben West	34	Director

Background of Executive Officers and Directors

Mr. Jacob Eluz, President, Chief Executive Officer, Secretary, Treasurer and Director.

From 2003 to 2005 Mr. Eluz worked as an independent sub-contractor for several companies including among others Broadlight Inc., CivCom Inc., PolyCom Inc, GoNetwork Inc., and Logtel Ltd. During this period he specialized in the design of the 10Gbps high-speed optical communications. From 2000-2003 Mr. Eluz worked as a manager for Xlight Photonics Inc., overseeing the optical core of a Tera-bit optical network router. Prior to Joining Xlight Photonics Inc., Mr. Eluz worked for the Jerusalem Design Center Intel Corp, previously owned by Digital Equipment Corp., specializing in high-speed system design for Giga-bits Ethernet home networking cable modem projects.

Jacob Eluz received his Bachelor of Science in 1985 in Electrical Engineering at Ben-Gurion University. Mr. Eluz obtained a Master in Business Administration in Finance in 2005 at the Hebrew University in Jerusalem.

Mr. Jack Hornstein, Director Nominee.

From 1997 until 2004 Mr. Hornstein has worked for Bombardier Aerospace Inc., as a Stress Section Chief, supervising a group of stress engineers responsible for all aspects of the structural strength of the Dash 8 aircraft and the preparation of strength certification reports for the Bombardier RJ900 fuselage. Since 2004 Mr. Hornstein's title has been Senior Engineering Specialist maily providing consulting in aircraft structure stress and design.

Mr. Hornstein received a Bachelor of Science in aeronautical sciences from the Engineering Institute Technion, Haifa, Israel, in 1972.

 Mr. Abdallatif Anabtawi, Director.

Mr. Anabtawi became a director on March 20, 2002. From November 2000 to present, Mr. Anabtawi has been a technical senior consultant in business development for PSD Group Plc. From April 2000 to December 2001, Mr. Anabtawi was the founder and a director of Excellon Software Ltd., a private software consulting company.

Mr. Anabtawi holds a bachelor of engineering honours degree from University of Brighton in the United Kingdom and a Master of Science degree in digital electronics and parallel processing systems from the University of Sussex in the United Kingdom.

Mr. Benjamin West, Director.

Mr. West holds a Bachelor of Arts, honours degree from Queen's University in media studies.

Mr. West became a director June 8, 2004, since September 2002, Mr. West has been the chief information officer of Covenant Corporation. From March 1997 to September 2002, he was chief information officer and information technology manager of StockHouse Media Corporation.

Mr. West holds a Bachelor of Arts, honours degree from Queen's University in media studies.

In addition, since the Board of Directors currently consists of three members, it does not believe that establishing a separate nominating committee is necessary for effective governance. When additional members of the Board of Directors are appointed or elected, the Company will consider creating a nominating committee. The Board of Directors does not currently have a formal director nomination process. The Board of Directors will consider director candidates nominated by security holders. Security holders should submit any recommendations to the Board of Directors by mailing such recommendations to the Board of Directors at the Company's address set forth above. The Board of Directors has not yet received recommendations for director nominees for director from security holders, has no minimum specific requirements as to a nominee, and does not have any specific process for identifying nominees, but the Board of Directors does not believe that it would evaluate a security holder nominee any differently than it would evaluate a nominee not nominated by a security holder.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

The following table sets forth all compensation paid in respect of the Company’s Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last three completed fiscal years. Other than as set out below, there has not been any compensation awarded to, earned by, or paid to our directors and executive officers for the last three completed fiscal years. We have no present formal plan for compensating our directors for their service in their capacity as directors, although in the future, such directors are expected to receive compensation and options to purchase common shares.

SUMMARY COMPENSATION TABLE:

		Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)

Benjamin West, Director	2005	-0-	-0-	-0-

Employment Agreements

There are no employment agreements with any of the employees of the Company.

Certain Relationships and Related Transactions

Jack Hornstein a newly appointed Director of the Company is the brother of Fredy Ornath, a holder of 1,601,665 shares of the Company's common stock, represents 58.45% of the Company's outstanding common stocks,

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBHAS TECHNOLOGIES INC.,

By:	/s/ Jacob Eluz
Jacob Eluz
Chief Executive Officer, President, Secretary, Treasurer